Exhibit 99.3

 MR SAM SAMPLE 123 SAMPLES STREET SAMPLETOWN SS X9X 9X9 00M89A Security Class COMMON C1234567890 X X X Holder Account Number 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Fold Fold CPUQC01.E.INT/000001/i1234 Form of Proxy - Annual and Special Meeting of shareholders of Talisman Energy Inc. to be held on April 29, 2009 This Form of Proxy is solicited by and on behalf of Management. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below. CONTROL NUMBER 123456 HOLDER ACCOUNT NUMBER C1234567890 ACCESS NUMBER 12345 • Go to the following web site: www.investorvote.com To Vote Using the Internet  • Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free To Vote Using the Telephone  • You can enroll to receive future securityholder communications electronically, by visiting www.computershare.com - click “Enroll for e-delivery” under the Shareholder Services menu. To Receive Documents Electronically  1. Every holder has the right to appoint a person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. 3. This proxy should be signed in the exact manner as the name appears on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by management. 6. This proxy should be read in conjunction with the accompanying documentation provided by management. Proxies submitted must be received by 10:30 am, Mountain Daylight Time, on April 28, 2009. Notes to proxy

 999999999999 00M8AF TLMQ MR SAM SAMPLE 123 C1234567890 XXX 9 X X 0 2 4 2 6 6 Fold Fold Appointment of Proxyholder Enter the name of the person or company you are appointing if this person or company is someone other than the D.D. Baldwin or J.A. Manzoni. I/We, being registered holder(s) of common shares of Talisman Energy Inc. (the “Company”) hereby appoint: D.D. Baldwin, or failing him, J.A. Manzoni OR Authorized Signature(s) - This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by management. MM / DD / YY  Signature(s) Date as my/our proxyholder with full power of substitution and to vote in accordance with the following directions (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the annual and special meeting of shareholders (the “Meeting”) of Talisman Energy Inc. to be held in the Exhibition Hall, North Building of the Telus Convention Centre, 136 - 8th Avenue SE, Calgary, Alberta, Canada on Wednesday, April 29, 2009 at 10:30 a.m. (Mountain Daylight Time), and at any adjournment thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. A R 3 For 3. Amendments to the Company’s By-Law No. 1 Management recommends a vote FOR a resolution confirming amendments to the company’s By-Law No. 1. Please read the resolution in full in the accompanying Management Proxy Circular. Against For 2. Appointment of Auditor Reappointment of Ernst & Young, LLP, Chartered Accountants, as auditor of the Company for the ensuing year. Withhold 1. Election of Directors For 01. Christiane Bergevin 04. Kevin S. Dunne Withhold 07. John D. Watson 10. Charles W. Wilson Withhold For 02. Donald J. Carty 05. John A. Manzoni 08. Robert G. Welty Withhold For 03. William R.P. Dalton 06. Stella M. Thompson 09. Charles R. Williamson 11. Charles M. Winograd My/Our proxyholder has discretionary authority on amendments or variations to matters set out above and other matters which may properly come before the Meeting and I/we ratify all actions my/our proxyholder takes under this proxy. This Form of Proxy is solicited by and on behalf of management. If you do not mark the box, or do not return this PROXY, then it will be assumed you do NOT want to receive Interim Financial Reports. Interim Financial Reports Mark this box if you would like to receive Interim Financial Reports by mail. Financial Statements Request In accordance with securities regulations, shareholders may elect annually to receive financial statements, if they so request. If you wish to receive such mailings, please mark your selection. Mark this box if you DO NOT want to receive the Annual Report by mail. Annual Financial Report